Exhibit 19.1

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

AMENDED AND RESTATED POLICY ON INSIDER TRADING

ZONED PROPERTIES, INC.

Company “insiders” are subject to individual responsibilities and restrictions in addition to the responsibilities and obligations of the company itself. An “insider” of a company is a person who is a director, officer, employee, advisor or consultant in possession of nonpublic material information regarding a company, as well as a shareholder owning 5% or more of the company’s stock. If you have been provided with a copy of the Policy on Insider Trading (the “Policy”) of Zoned Properties, Inc. (the “Company”), you are subject to the rules contained herein. Accordingly, as insiders of the Company, you are subject to restrictions imposed by federal securities laws with respect to purchases and sales of the Company’s shares.

THE BASICS

No person, including any Covered Person, may trade in a company’s securities if the person has material, non-public information, which has not yet been publicly disclosed.

Covered Person:	directors, officers, advisors, consultants, employees at all levels within the Company (and, in addition, persons outside the Company that receive tips from insiders) and the individuals included below

Trade:	transactions involving the purchase or sale of Company stock, exercise of Company options and warrants, puts, calls and other Company securities

Material Information:	information that a reasonable investor would consider important, as part of the total mix of available information, in reaching his or her investment decision

So long as you are an insider, the rules contained in this Policy apply to:

●	You,

●	Your family members who reside with you, and

●	Any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities).

You are responsible for the transactions of these other persons, and therefore, you should make them aware of these procedures and their need to confer with you before they engage in any transaction subject to this Policy. As used in this Policy, “you” means anyone subject to the policies and procedures described herein.

INSIDER TRADING EXPLAINED

Legal Considerations Relating to Material, Nonpublic Information

Insider trading is a serious legal concern for both Covered Persons and the Company. The law provides for significant civil and criminal penalties for insider trading violations.

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

Some of those penalties are imposed upon individuals who use material, nonpublic information for their own gain. Civil and criminal liability could also extend to a Covered Person who “tips” another person about material, nonpublic information where that person, in turn, buys or sells shares. There is a wide range of potential sanctions for a person found to have engaged in insider trading. Besides requiring disgorgement of profits gained or losses avoided, the Securities and Exchange Commission (the “SEC”) may seek to impose a penalty on the person who committed the violation that shall not exceed three times the profit gained or loss avoided. The SEC may also impose a penalty of the greater of $1,000,000 or three times the profit gained or loss avoided on any person who directly or indirectly controlled the person who committed such violation. In addition, the federal government may seek a criminal fine of up to $5,000,000 and/or 20 years imprisonment (25 years if the conduct proven is fraudulent). By passing laws with strong criminal penalties, Congress has expressed its intent that each person convicted of insider trading serve a jail term.

Federal securities law also creates a strong incentive for the Company to deter insider trading, including by Covered Persons. Companies now may be held liable if they know of and recklessly disregard the conduct of their employees or affiliates and such disregard leads to an insider trading violation.

Companies may face civil damages of up to the greater of $1,000,000 or three times the profit gained or loss avoided as a result of a violation and criminal fines totaling up to $25,000,000 imposed by the SEC. In addition, private litigants may also be able to make significant claims against the Company.

The penalties for companies and others are different. There may be situations in which the concerns of the Company and a person, including a Covered Person, accused of insider trading diverge. This contrasts with most litigation, in which a company typically reinforces and supports the actions of its directors and officers, for example. Consequently, a Covered Person who trades on material, nonpublic information should not expect the Company to protect his or her interests.

No Trading or Acting on Inside Information

If you are aware of material nonpublic information relating to the Company, you may not, either directly or through family members or other persons or entities:

●	Buy or sell securities of the Company (other than as explained in this Policy), or

●	Engage in any other action to take personal advantage of that information, or

●	Pass that information on to others outside the Company, including family and friends.

Also, if you learn of material nonpublic information about another company with which the Company does business, including a customer or supplier, you may not trade in the other company’s securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent, personal reasons (such as the need to raise money for an emergency expenditure) are not exempted from these rules. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

When Information Becomes Public

Information is not deemed to become “public” until the information has been disclosed broadly to the marketplace (such as by Company press releases or a filing by the Company with the Securities and Exchange Commission (the “SEC”)) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, information will be considered nonpublic until the third trading day after the day the information has been publicly disclosed.

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

Examples:

If the Information is Announced:	You May Begin Trading:
Monday	Thursday
Friday	Wednesday
Friday before a Monday Holiday	Thursday

What Constitutes Material Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that might reasonably be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Some examples of information that would ordinarily be regarded as material are:

●	Projections of future earnings or losses, or other earnings guidance;

●	Earnings that are inconsistent with the consensus expectations of the investment community;

●	A pending or proposed merger, acquisition or tender offer;

●	A pending or proposed acquisition or disposition of a significant asset;

●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

●	A change in management;

●	Development of a significant new product or process;

●	Impending bankruptcy or the existence of severe liquidity problems; or

●	The gain or loss of a significant customer or supplier.

Anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Whether information is “material” may be difficult to determine. For this reason, you are urged to contact Company counsel if you have any questions as to whether any particular information is or is not material.

No Individual Disclosure of Information

You may not disclose information about the Company to anyone outside the Company, including family members and friends, and you may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

Other Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in speculative transactions in the Company’s securities or other transactions which might give the appearance of impropriety. A broker or a person whom you deem to be investment savvy, may suggest one of the following, more sophisticated types of transactions; however, they are prohibited. If you are unsure about the type of transaction that has been suggested to you, please contact Company counsel. Prohibited transactions include:

●	Derivative Securities. This involves transactions with warrants. You may not engage in transactions in puts, calls or other derivative securities based on the Company’s securities.

●	Hedging Transactions. The best way to understand hedging is to think of it as insurance. When people decide to hedge, they are insuring themselves against a negative event. This doesn’t prevent a negative event from happening, but if it does happen and you’re properly hedged, the impact of the event is reduced. So, hedging occurs almost everywhere, and we see it every day. For example, if you buy house insurance, you are hedging yourself against fires, break-ins or other unforeseen disasters. Ask your broker or Company counsel for details.

●	Margin Accounts and Pledges. You may not purchase Company securities on margin, or borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

Stock Option Exercises. These rules do not apply to your exercise of an employee stock option given to you under and in connection with an equity compensation plan adopted by the Company, unless it is a sale of stock that is part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

GUIDELINES AND OTHER REQUIREMENTS

Covered Persons should consider these general rules when presented with a situation that raises concerns regarding insider trading:

Presume information is material. Information should be considered material if it would be considered important by investors making decisions whether to purchase, sell or hold the securities of the company in question. Stated another way, information should be considered material if it would alter the total mix of information available to the public. Either positive or negative information may be material.

Presume information is nonpublic. Information should be treated as nonpublic unless a reasonable period of time has passed, at minimum the third trading day after the public disclosure, since it has been distributed by means likely to result in a general public awareness of the information - for example, by filing with the SEC or by publication of the information through a newswire service.

Compliance and sanctions. The Covered Persons are personally responsible for ensuring that they and members of their immediate families and personal households comply with the provisions and intent of this Policy. Violations of this Policy will be viewed seriously. Such violations provide grounds for disciplinary action, including dismissal. Compliance with this Policy also applies to your transactions in the Company’s securities even after your employment or position with the Company has ceased. If you are in possession of material, nonpublic information when your employment or position terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

Summary. The Company has set forth a broad policy designed to limit the possibility of insider trading. However, insider trading is a complex area of the law and there are many circumstances in which an individual may be legitimately unsure about the application of this Policy. In these situations, a simple question may forestall disciplinary action or complex legal problems. Covered Persons should not hesitate to direct any questions to the Company’s Chief Legal Officer (“CLO”). Furthermore, Covered Persons should keep in mind that, in the event that their securities transactions become the subject of scrutiny, such transactions will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, Covered Persons should carefully consider how the SEC and others might view the transaction in hindsight.

BLACK-OUT PERIODS AND TRADING WINDOWS

FOR COVERED PERSONS; PRE-CLEARANCE

Persons Subject to Black-Out Periods and Trading Windows

All Covered Persons are subject to black-out periods (periods during which trading is not permitted, regardless of whether the Covered Person is actually in possession of material nonpublic information) (“Black-Out Periods”) and trading windows (periods during which trading is permitted if the Covered Person is not in possession of material nonpublic information) (“Trading Windows”). If you have any questions about whether you are subject to Black-Out Periods and Trading Windows, please contact the CLO.

Black-Out Periods

The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, in order to avoid even the appearance of trading while aware of material nonpublic information, no Covered Person may trade in the Company’s securities during the following Black-Out Periods:

Quarterly Black-Out Period Begins:	Seven (7) days prior to the end of the Company’s fiscal quarter. (The Company’s fiscal quarters end on March 31, June 30 September 30 and December 31 of each year.)
Quarterly Black-Out Period Ends:	At the close of trading on the OTC Markets, or any exchange upon which the Company’s stock is listed for trading on the second full trading day following the Company’s filing of its quarterly report (with respect to the 1st, 2nd and 3rd fiscal quarters) or its annual report (with respect to the 4th fiscal quarter) with the SEC, as the case may be.

The foregoing trading prohibition does not include:

●	the cash exercise of share options granted under the Company’s share plans. (Note, however, that a same day “cashless exercise” of share options through a broker is considered a sale of securities for this purpose and is prohibited);

●	bona fide gifts of securities or certain other transfers of securities that are not considered a sale, such as a transfer to a family member or into a family trust;

●	transactions in mutual funds that are invested in the Company’s securities;

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

●	purchases of securities under a dividend reinvestment and share purchase plan, if such plan is adopted by the Company, resulting from your reinvestment of dividends paid on the Company’s securities. The foregoing prohibition does include voluntary purchases of the Company’s securities resulting from additional contributions you choose to make to such a plan, and to your election to participate in such a plan or increase your level of participation in such a plan. The foregoing prohibition also includes your sale of any of the Company’s securities purchased pursuant to such a plan; and

●	sales under an established Rule 10b5-1 plan that is adopted in accordance with, and the terms of which comply with, the requirements set forth below.

Event-Specific Black-Out Periods

From time to time, an event may occur that is material to the Company and is known by only a few individuals inside the Company. If you are one of those individuals, or if it would appear to an outsider that you were likely to have had access to information about such an event, then you cannot trade in the Company’s securities so long as the event remains material and nonpublic.

Also, the Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market. The existence of an event-specific Black-Out Period will not be announced.

If you are made aware of the existence of an event-specific Black-Out Period, you should not disclose the existence of the Black-Out Period to any other person. Whether or not you are designated as being subject to an event-specific Black-Out Period, you still have the obligation not to trade while aware of material nonpublic information.

The prohibitive rules described herein and imposed by the Company upon you as a term of your employment or retainer cease to apply to your transactions in Company securities upon the expiration of any Black-Out Period in existence at the time of the termination of your service as a director, executive officer or employee. Be aware that many of the federal rules may continue to apply to you after the termination of your service with the Company.

Trading Windows

When a Black-Out Period is not in effect, a “Trading Window” is open, and Covered Persons may buy or sell the Company’s securities. However, a Covered Person may not buy or sell the Company’s securities, even if a Trading Window is open, if the Covered Person is in possession of material, nonpublic information about the Company.

The Trading Window is open on the third (3rd) trading day after release of the Company’s earnings and remains open until seven (7) days prior to the end of the Company’s fiscal quarter (March 24, June 23, September 23, and December 24).

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

The table below shows the anticipated Black-Out Periods and Trading Windows during a typical year. The dates set forth below are approximations only.

1st Quarter			2nd Quarter			3rd Quarter			4th Quarter

Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.

Open: May 17, Close: June 23; Open: Aug. 17, Close: Sept. 23; Open: Nov. 15, Close: December 24

Special Circumstances During Black-Out Periods

The CEO or CLO, may, but will not be obligated to, approve trades of the Company’s securities during a Black-Out Period, provided that (1) the individual proposing to engage in such a trade provides a valid reason to justify the trade, such as hardship; (2) the individual provides the amount and terms of any proposed transactions prior to the commencement of the Black-Out Period; and (3) the individual proposing to trade has certified prior to the proposed trade date that such individual is not in possession of material nonpublic information concerning the Company.

Pre-Clearance Procedures

While you are subject to these rules, you may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from both the CLO and either (a) the CEO or (b) the CFO (the “Approving Officers”). The following procedures apply to all transactions involving the Company’s securities while you are subject to these rules:

1.	A request for pre-clearance should be submitted to the Approving Officers by email at least one week in advance of the proposed transaction (the “Pre-Clearance Request”).

2.	Following the Pre-Clearance Request, the Approving Officers will, in their discretion, approve or deny the Pre-Clearance Request. The Approving Officers are under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade, and they will have no liability for any refusal to permit a trade or for any delay in making or communicating a decision.

3.	If the Pre-Clearance Request is approved, you may engage in the transaction(s) requested, but subject in all events to the requirements of this Policy. If the Pre-Clearance Request is denied, you may not engage in the transaction(s) requested. The Approving Officers’ decision on a Pre-Clearance Request is final.

4.	On the same business day you trade in the Company’s securities pursuant to each approved transaction, you must contact the Company’s CLO and/or CEO in writing (email acceptable) notifying management of the trade(s). The notification must include the number of securities, type of trade, account holder information, and any other information requested by the CLO or CEO. The Company will, based upon your written notification, prepare a draft Form 4 for your review.

5.	Following your receipt of the draft Form 4, you must respond in writing (email acceptable) to the CLO and/or CEO on the same business day the draft Form 4 was sent to you either (a) approving the filing of the Form 4 in accordance with applicable law, or (b) if revisions are required, specifying the revisions.

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

The SEC imposes strict requirements for the timely filing and disclosure of transactions by Covered Persons. The Company takes seriously your compliance with these Pre-Clearance Procedures and violation of these procedures may cause the CEO/CLO to report violations to the Board of Directors’ Nominating and Governance Committee. Violation of these procedures may lead to adverse action.

Exception for Approved Rule 10b5-1 Plans

Trades in the Company’s securities may be executed pursuant to a duly-adopted and approved Rule 10b5-1 plan (each, a “Rule 10b5-1 Plan”), even if the Covered Person is in possession of material nonpublic information or is otherwise subject to a Black-Out Period.

SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for transactions in Company shares made in accordance with trading plans that meet certain requirements. A Rule 10b5-1 Plan provides an affirmative defense only if certain elements are met, including the following:

●	the Rule 10b5-1 Plan was entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person who entered into the Rule 10b5-1 Plan acted in good faith with respect to the Rule 10b5-1 Plan

●	the Rule 10b5-1 Plan was adopted at a time when the person trading was not aware of any material non-public information,

●	a required “cooling-off period” between the date a Rule 10b5-1 Plan is adopted or modified and commencement of trading under the Rule 10b5-1 Plan has passed,

o	Directors and officers of the Company. With respect to directors and officers, the applicable cooling-off period is the later of (i) 90 days after the adoption or modification of the Rule 10b5-1 Plan or (ii) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the rule 10b5-1 Plan was adopted or modified. In any event, the required cooling-off period is not to exceed 120 days following adoption or modification of the Rule 10b5-1 Plan.

o	Other persons. With respect to persons other than the Company or its officers or directors, the applicable cooling-off period is 30 days after the adoption or modification of the Rule 10b5-1 Plan.

●	required representations are included in the Rule 10b5-1 Plan if it is adopted by a Company officer or director,

●	the terms of the Rule 10b5-1 Plan specified the amount, price, and date of the transaction(s) (or included a written formula, algorithm, or computer program for determining the amount, price, and date),

●	the person trading under the Rule 10b5-1 Plan did not exercise any subsequent influence over how, when, or whether to make purchases or sales, and

●	the purchase or sale was made pursuant to the Rule 10b5-1 Plan.

The Company requires that all Rule 10b5-1 Plans:

●	Comply with Rule 10b5-1, and

●	Be approved in writing in advance by the Company’s Chief Executive Officer and either (a) the Chief Legal Officer/General Counsel or Chief Compliance Officer, or (b) the Chief Financial Officer.

Rule 10b5-1 Plans generally may not be adopted during a blackout period and may only be adopted during a period in which the person adopting the plan is not aware of material nonpublic information.

8360 E. Raintree Dr. #230 Scottsdale, AZ 85260

Transactions effected pursuant to a pre-approved Rule 10b5-1 Plan will not require further advance notice at the time of the transaction if the Rule 10b5-1 Plan specifies the timing amounts and other terms of the contemplated trades, establishes a formula for determining the timing, amounts and other terms of the contemplated trades, or grants to the executing broker sole discretion over the timing, amount, and other terms of the contemplated trades. Any transaction pursuant to a Rule 10b5-1 Plan must be reported to the Company immediately after the trade has been completed in order to permit the timely preparation and filing with the SEC of the Form 4 to report the transaction.

COMPANY ASSISTANCE

Compliance with this Policy by all Covered Persons is of the utmost importance both for the Covered Person and for the Company. If you have any questions about insider trading or its application to any proposed transaction, you may obtain additional guidance from the Company’s Chief Legal Officer (Dan Gauthier), who can be reached by telephone at (480) 351-8195 or by email at dan.gauthier@zonedproperties.com. Due to the serious consequences of illegal insider trading, we urge you to err on the side of caution and contact the Company’s Chief Legal Officer with any and all questions regarding this topic. Ultimately, however, the responsibility for adhering to insider trading rules and avoiding unlawful transactions rests with you.

ADOPTED: This 19th day of June, 2023.